EXHIBIT 12.

Computation of Earnings to Fixed Charges

Five-Year Ratio of Earnings to Fixed Charges:

Dollars in Millions	2007	2006	2005	2004	2003
Earnings
Earnings from continuing operations before minority interest and income taxes	$3,534	$2,400	$4,304	$4,210	$4,529
Less:
Equity in net income of affiliates	524	474	334	273	151

Income adjusted for equity income	3,010	1,926	3,970	3,937	4,378
Add:
Fixed charges	512	566	408	369	361
Distributed income of equity investments	409	439	383	278	155
Pre-tax losses of equity investees	12	10	9	3	40
Less:
Capitalized interest	(35)	(18)	(9)	(10)	(35)

Total Earnings	$3,908	$2,923	$4,761	$4,577	$4,899

Fixed Charges
Interest and debt expense	$422	$498	$349	$310	$277
Capitalized interest	35	18	9	10	35
One-third of rental expense (1)	55	50	50	49	49

Total Fixed Charges	$512	$566	$408	$369	$361

Ratio of Earnings to Fixed Charges	7.63	5.16	11.67	12.40	13.57

(1)	Rents included in the computation consist of one-third of rental expense which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

E-12-1